April 2, 2009

Sent Via Edgar

Mr. Paul Cline
Staff Accountant
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549

Re:	Astoria Financial Corporation
Forms 10-K for the Year Ended December 31, 2007 and December 31, 2008
File No. 001-11967

Dear Mr. Cline:

In connection with the Securities and Exchange Commission’s letter addressed to Mr. Monte N. Redman of Astoria Financial Corporation dated March 19, 2009 (the Comment Letter) and pursuant to my telephone conversation with you of April 1, 2009, Astoria Financial Corporation expects to be in a position to file, via Edgar, its response to the Comment Letter on April 22, 2009. This will allow us the opportunity to review both your comments and our proposed response with our Board of Directors prior to filing. The next scheduled meeting our Board of Directors is on April 22, 2009.

Very truly yours, /S/ Alan P. Eggleston Alan P. Eggleston Executive Vice President, Secretary and General Counsel